                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 5)*
                             ERLY Industries Inc.
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                   26883910
          ------------------------------------------------------
                                (CUSIP Number)

Nanette N. Kelley, The Powell Group, P.O. Box 788, Baton Rouge, Louisiana 70821
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
 and Communications)

                               October 16, 1997
      ------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 10 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 26883910                                       PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      THE POWELL GROUP

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4
      N/A

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO ITEMS 2(d)
      OR 2(e)                                                       [_]
 5

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      LOUISIANA

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                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          750,937
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          750,937
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      750,937

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      14.4%

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      TYPE OF REPORTING PERSON*
14
      CO,HC

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                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 26883910                                       PAGE 3 OF 10 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FARMERS RICE MILLING COMPANY, INC.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO ITEMS 2(d)
      OR 2(e)                                                       [_]
 5

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      LOUISIANA

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                          SOLE VOTING POWER
                     7
     NUMBER OF            750,937

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          750,937
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             750,937

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          750,937

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      750,937

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      14.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 26883910                                       PAGE 4 OF 10 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NANETTE N. KELLEY

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO ITEMS 2(d)
      OR 2(e)                                                       [_]
 5

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

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                          SOLE VOTING POWER
                     7
     NUMBER OF            26,400

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          750,937
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             26,400

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          750,937
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      777,337

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      14.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 26883910                                       PAGE 5 OF 10 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FIRST GLOBAL SECURITIES, INC.

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO ITEMS 2(d)
      OR 2(e)                                                       [_]
 5

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CALIFORNIA

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                          SOLE VOTING POWER
                     7
     NUMBER OF            5

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      5

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      LESS THAN 1%

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      TYPE OF REPORTING PERSON*
14
      BD/IV

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                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 26883910                                       PAGE 6 OF 10 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NOBLE B. TRENHAM

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO ITEMS 2(d)
      OR 2(e)                                                       [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

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                          SOLE VOTING POWER
                     7
     NUMBER OF            7

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          12
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             7

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      12

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      LESS THAN 1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

     This Amendment No. 5 ("Amendment No. 5") amends and supplements the
Schedule 13D ("Schedule 13D"), relating to the common stock, $.01 par value per share (the "Common Stock"), of ERLY Industries Inc., a California corporation (the "Company"), previously filed by The Powell Group, Farmers Rice Milling Company, Inc. ("Farmers Rice"), Nanette N. Kelley, First Global Securities, Inc. and Noble B. Trenham.

     1. Item 4 of the Schedule 13D, "Purpose of Transaction," is hereby amended to add the following:

     On October 13, 1997, Nanette Kelley filed a complaint against American Rice, Inc. ("ARI"), a Texas corporation and the Company's 81% owned subsidiary, and Douglas A. Murphy, ARI's President and Chief Executive Officer, in the District Court of Harris County, Texas, applying for an order from the court requiring ARI to hold its annual meeting of shareholders. A copy of the complaint is attached to this Amendment No. 5 as Exhibit 1 and is incorporated herein by reference.

     ARI has since filed a definitive proxy statement with the Securities and Exchange Commission announcing that its annual meeting of shareholders will be held on October 30, 1997.

     Additional disclosure is made below pursuant to Items 3 and 5 of the
Schedule 13D and is incorporated herein by reference.

     2. Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," and Item 5 of the Schedule 13D, "Interest in Securities of the Issuer," are hereby amended to add the following:

     Farmers Rice has agreed to purchase 579,004 additional shares of Common Stock (the "Kennedy Shares"), together with proxies for the shares, from clients of Kennedy Capital Management, Inc., an investment advisor which has dispositive power over such shares. A transaction with respect to this acquisition was initiated on October 14, 1997, subject to, and conditioned upon, Farmers
Rice's confirmation of the receipt of proxies with respect to the shares. The number of shares to be acquired was determined and Farmers Rice agreed to consummate the transaction on October 16, 1997, after Farmers Rice confirmed the receipt of proxies with respect to the shares. The shares are being paid for on October 17, 1997 at the price of $8.5518 per share.

     The acquisition of the Kennedy Shares makes Farmers Rice the beneficial owner of 750,937 shares of Common Stock, or approximately 14.4% of the number of shares of Common Stock outstanding (based upon the number of shares outstanding as of August 22, 1997). Additionally, Farmers Rice's purchase of the Kennedy Shares makes (a) The Powell Group, its parent, the beneficial owner of 750,937 shares of Common Stock, or approximately 14.4% of the number of shares of Common Stock outstanding (based upon the number of shares outstanding as of August 22, 1997) and (b) Nanette N. Kelley, its President and Chief Executive Officer, the beneficial owner of 777,337 shares of Common Stock (the "Kelley Shares"), or approximately 14.9% of the number of shares of Common Stock outstanding (based upon the number of shares outstanding as of August 22, 1997). The number of Kelley Shares includes 750,937 shares of Common Stock held by Farmers Rice and 26,400 shares of Common Stock held of record by Ms.

                                    7 of 10

Kelley. Giving effect to the purchase of the Kennedy Shares, the aggregate number of shares owned by The Powell Group, Farmers Rice, Nanette N. Kelley, First Global Securities, Inc. and Noble B. Trenham is 777,349, or approximately 14.9% of the number of shares of Common Stock outstanding (based upon the number of shares outstanding as of August 22, 1997). Farmers Rice used working capital to purchase the Kennedy Shares.

     Farmers Rice intends to vote or give a proxy to vote the Kennedy Shares at the Annual Meeting of Shareholders (the "Annual Meeting") of the Company to be held on October 17, 1997. The matters expected to be voted upon at the Annual Meeting are (1) a proposed amendment to the Company's bylaws to eliminate cumulative voting (the "Cumulative Voting Proposal"), (2) a proposed amendment to the Company's articles of incorporation to provide that actions required or permitted to be taken by shareholders of the Company must be effected only at a duly called annual or special meeting of shareholders and not by written consent (the "Written Consent Proposal") and (3) the election of directors of the Company. As previously reported, The Powell Group, Farmers Rice and Ms. Kelley (for purposes of this Paragraph 2, collectively, "The Powell Group") have filed a definitive proxy statement on Schedule 14A with the Securities and Exchange Commission in connection with the Annual Meeting. Farmers Rice intends to vote or give a proxy to vote the Kennedy Shares against the Cumulative Voting Proposal, against the Written Consent Proposal and for The Powell Group's slate of nominees for director of the Company.

     On October 3, 1997, Eugene A. Cafiero, one of The Powell Group's nominees for director of the Company, purchased 2,000 shares of Common Stock on the open market for a price of $9.00 per share.

     3. Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is hereby amended to add the following:

          1. Complaint filed by Nanette Kelley against American Rice, Inc. and Douglas A. Murphy on October 13, 1997 in the District Court of Harris County, Texas.

     4. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D.

                                    8 of 10

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 17, 1997            The Powell Group

                                   By: /s/ Nanette N. Kelley
                                      --------------------------
                                   Name:  Nanette N. Kelley
                                   Title:  President and Chief Executive Officer


Date:  October 17, 1997            Farmers Rice Milling Company, Inc.

                                   By: /s/ Nanette N. Kelley
                                      --------------------------
                                   Name:  Nanette N. Kelley
                                   Title:  President and Chief Executive Officer


Date:  October 17, 1997                /s/ Nanette N. Kelley
                                      --------------------------
                                           Nanette N. Kelley


Date:  October 17, 1997            First Global Securities, Inc.


                                   By: /s/ Noble B. Trenham
                                      ---------------------------
                                   Name:  Noble B. Trenham
                                   Title:  Co-Chairman


Date: October 17, 1997                 /s/ Noble B. Trenham
                                     ----------------------------
                                           Noble B. Trenham

                                    9 of 10

                                 EXHIBIT INDEX

EXHIBIT NO.              DESCRIPTION
-----------              -----------
1.                       Complaint filed by Nanette Kelley against American
                         Rice, Inc. and Douglas A. Murphy on October 13, 1997 in
                         the District Court of Harris County, Texas.

                                   10 of 10